Mail Stop 4561

January 7, 2010

Guy M. Robert
President
SunGame Corporation
501 Silverside Road, Suite 105
Wilmington, DE 19809

> **Re:** **SunGame Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 23, 2009**
> **File No. 333-158946**

Dear Mr. Robert:

We have reviewed your amended Form S-1 and responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 18, 2009.

General

1.   We note that you have revised your registration statement to eliminate the direct offering of Units by the company and seek to register only the shares being offered by the selling shareholders. However, it appears that the filing continues to refer to a "self-underwriting" offering on the cover page and to make references to Units in the first risk factor heading on page 14 and in Item 5 on the same page. Please revise.

Cover Page of Prospectus

2.   Please revise your disclosure on the cover page that suggests you are conducting an at-the-market offering. Specifically, please revise the statement that the "selling shareholders, by themselves or through brokers and dealers, may offer and sell the shares at prevailing market prices or in transactions at negotiated prices" so that it is consistent with your disclosure elsewhere in the filing, such as the statement on page 18 that the "selling shareholders are offering the common stock at $1.50 per share until such time as a market develops, and thereafter at prevailing market prices or privately negotiated prices."

3.   Please also remove the paragraph from the cover page that states that it is not possible to determine the price to the public and that the selling shareholders will determine the public offering price, since the shares will be sold at a set price until such time, if any, that your shares are the subject of quotations on the OTC Bulletin Board or an applicable exchange, at which point the shares may be sold at prevailing market prices or privately negotiated prices.

4.   Please expand your disclosure in the seventh paragraph to affirmatively state that there can be no assurance that a market maker will agree to file the necessary documents for quotation on the OTC Electronic Bulletin Board, nor can there be any assurance that such an application for quotation, if made, will be approved.

Plan of Operations, page 30

5.   We note that although you have disclosed that you have no commitments for additional funding, you have retained the tables on page 31 and 37 that appear to suggest that you have a potential source of funds from which you can draw a certain percentage. Since you are no longer conducting a primary offering and have no committed source of funding, it appears that a discussion of the various budget levels is no longer appropriate. Please revise the disclosure to accurately reflect the minimum amount needed for each expenditure item to operate for the next 12 months.

H. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

6.   We note your response to prior comment 4 that you generated $25,000 during the nine months ended September 30, 2009 from a "one-time sale of 3D objects to a third party." Please expand your disclosure to describe in greater detail how you generated this income. In this regard, describe the 3D objects that you sold, discuss whether this was a sale of existing assets, and whether the sale of those assets materially affects your ability to implement your business plan.

Notes to Financial Statements

Note 7. Stockholder's Deficiency

Common Stock, page F-9

7.   We note your response to prior comment 3. It remains unclear how you have concluded that the stock issuances to Adversor and Goss are "fairly stated as recorded." Although you continue to make reference to a restricted stock

issuance for services in June 2008, it continues to appear to the Staff that the best evidence of fair value for your stock was the restricted stock issuance for cash in October 2008, which was in closer proximity to the related party issuances in question. Further, you have not discussed any factors or intervening events within the Company that contributed to an increase in the fair value of your stock price. Therefore, we reissue prior comment 3.

Executive and Directors Compensation, page 41

8. Please update your disclosure to reflect the executive compensation for 2009. If bonus or other amounts for 2009 have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. When determined, the bonus or other amount must be disclosed in a filing under Item 5.02(f) of Form 8-K. Refer to Regulation S-K Compliance & Disclosure Interpretation 217.11 available on our website.

Item 17. Undertakings, page 48

9. It appears that the undertaking in Item 512(a)(6) of Regulation S-K relating to the primary offering of securities no longer applies to the transaction in this registration statement. Please revise accordingly.

Exhibit 5.1

10. We note that as to "various questions of fact relevant" to the opinion, counsel relied upon and assumed the accuracy of certificates and oral or written statements, and other information. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. In this regard, provide confirmation that counsel has not assumed facts that are easily ascertainable such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy, and whether it has taken all corporate actions necessary to authorize the issuance of shares. Further, it does not appear that the registration statement relates to securities to be issued in the future. Please tell us the purpose and effect of this statement or delete the statement regarding future issuances in the third paragraph.

11. We note that the legality opinion is limited by its date. Please ensure therefore that you file an updated legality opinion so it speaks as of a date immediately prior to the desired effective date.

12. Revise the closing paragraph of the opinion to eliminate any limitations on the ability of purchasers to rely upon this opinion. The statement that the opinion is

furnished to the board in connection with the filing of the registration statement "and is not to be used, circulated, quoted or otherwise relied upon for any other purpose, except as expressly provided" could be interpreted to mean that shareholders may not rely upon this opinion.

* * * * *

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile at (561) 514-0936
        Laura E. Anthony, Esq.
        Legal & Compliance, LLC